Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On April 21, 2016, Shinhan Financial Group (hereafter “SFG”) reported that the number of redeemable preferred shares owned by its largest shareholder, Korea’s National Pension Service (hereafter “NPS”), has decreased from 18.02% (2,000,000 shares as of December 31, 2015) to 0%.

Whereas, SFG disclosed that, NPS holds 43,881,041 shares or 9.25% of common stock which based on the results of shareholder registry closing as of December 31, 2015.

On April 21, 2016, SFG redeemed all of its Redeemable Preferred Shares, according to the redemption conditions set at the timing of an issuance.

1. Number of Shares owned by NPS

Share Type	Before redemption	After redemption	Change

Common Shares*	43,881,041	43,881,041	—

Redeemable Preferred Shares	2,000,000	-	(2,000,000)

Total	45,881,041	43,881,041	(2,000,000)

• Based on the results of shareholder registry closing as of December 31, 2015